UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Company”) (B3: VIVT3; NYSE: VIV), hereby informs its shareholders and the market in general that its subsidiary Telefônica Cloud e Tecnologia do Brasil S.A. ("TCloud") has entered into a purchase and sale agreement for quotas and other covenants, with the purpose of acquiring all quotas issued by IPNET Serviços em Nuvem e Desenvolvimento de Sistemas Ltda. ("IPNET") and IPNET USA, LLC ("IPNET USA"), for a value of up to R$230 million, subject to the achievement of operational and financial metrics ("Transaction").

IPNET engages in, among other activities, the resale of software and systems, as well as the provision of professional and managed services for adaptation, migration, and related support. With 20 years in the market, the group has been involved in the digital transformation of companies, currently employing approximately 260 specialized professionals, of which 140 are Google-certified, serving a diverse portfolio of over 1,400 clients. The net revenue generated in 2023 was R$218 million, representing an annual growth of 35%.

The Transaction documents contain terms and provisions common to this type of transaction, and its completion is subject to the fulfillment of certain precedent conditions, including obtaining the applicable antitrust authorization and the implementation of corporate reorganization involving the incorporation of the companies Metarj Soluções em Geotecnologia e Desenvolvimento de Sistemas Ltda. ("METARJ") and XL Solutions Ltda. ("XL") into IPNET.

The Transaction will expand TCloud's product portfolio and strengthen its professional and managed services, enabling its acceleration and growth. The investment also reinforces the Company's digital ecosystem in the B2B segment, advancing in innovative solutions.

São Paulo, July 22nd, 2024.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

E-mail: ir.br@telefonica.com

https://ri.telefonica.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 22, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director